OMB APPROVAL
                                                       ------------------------
                                                       OMB Number:   3235-0145
                         UNITED STATES                 Expires: August 31, 1999
               SECURITIES AND EXCHANGE COMMISSION      Estimated average burden
                      Washington, D.C. 20549           hours per form ....14.90
                                                       ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                            OVERSEAS FILMGROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   690337 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Christopher J. Cooney
                        Rosemary Street Productions, LLC
                              222 East 44th Street
                            New York, New York 10017
                            Telephone: (212) 867-4030
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                  June 20, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.    |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  690337 10 0                                Page 2 of 10 Pages
-------------------------------                     ---------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Rosemary Street Productions, LLC
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO - See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                10,146,425 Shares
                            ---------------------------------------------------
         NUMBER OF          8   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             -0-
         OWNED BY           ---------------------------------------------------
           EACH             9   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                10,146,425 Shares
           WITH             ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,146,425 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          68.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  690337 10 0                                Page 3 of 10 Pages
-------------------------------                     ---------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Christopher J. Cooney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                -0-
                            ---------------------------------------------------
         NUMBER OF          8   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             10,146,425 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                -0-
           WITH             ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                10,146,425 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,146,425 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          68.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  690337 10 0                                Page 4 of 10 Pages
-------------------------------                     ---------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jeffrey Cooney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO - See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                -0-
                            ---------------------------------------------------
         NUMBER OF          8   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             10,146,425 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9   SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                -0-
           WITH             ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                10,146,425 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,146,425 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          68.3%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                                Page 5 of 10 Pages
------------------------------                       --------------------------



Item 1. Securities and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.001 per share ("Common Stock"), of Overseas Filmgroup, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069.

     The percentage of beneficial ownership reflected in Amendment No. 1 to this
Schedule 13D ("Amendment") is based upon 9,803,906 shares of Common Stock outstanding on June 20, 2000.

Item 2. Identity and Background

     This Amendment is being filed on behalf of Rosemary Street Productions, LLC ("Rosemary Street"), Christopher J. Cooney ("C. Cooney") and Jeffrey Cooney ("J. Cooney"). Rosemary Street, C. Cooney and J. Cooney are collectively referred to as the "Reporting Persons."

     Rosemary Street's business address is 222 East 44th Street, New York, New York 10017. Rosemary Street is an entertainment holding company. C. Cooney is one of the two designated managers and the President of Rosemary Street. J. Cooney is one of the two designated managers and the Creative Director for Rosemary Street. C. Cooney and J. Cooney are the only officers of Rosemary Street. Each of C. Cooney's and J. Cooney's business addresses is the same as that of Rosemary Street. C. Cooney and J. Cooney are brothers.

     Rosemary Street is a limited liability company organized and existing under the laws of the State of Delaware. C. Cooney and J. Cooney are citizens of the United States.

     C. Cooney and J. Cooney are both officers and directors of the Issuer. Pursuant to written employment agreements, both dated as of June 20, 2000, C. Cooney is employed as the Co-Chairman of the Board and Chief Executive Officer of the Issuer and J. Cooney is employed as the Executive Vice President - Creative Affairs of the Issuer. These persons took these positions as a result of a securities purchase by Rosemary Street consummated on June 20, 2000 (described in Item 3 below).

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

CUSIP No.  690337 10 0                               Page 6 of 10 Pages
---------------------------                         ---------------------------

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

     On June 20, 2000, Rosemary Street purchased from the Issuer (i) 5,097,413 shares of the Issuer's Common Stock, (ii) 904,971 shares of the Issuer's Series A Preferred Stock, each share of which is convertible into two shares of the Issuer's Common Stock ("Series A Preferred Stock") and (iii) warrants, exercisable until June 19, 2005, to purchase up to 2,313,810 shares of the Issuer's Common Stock at an exercise price of $3.40 per share ("Warrants") for a cash purchase price of $17,000,000. Immediately thereafter, Rosemary Street transferred an aggregate of 700,000 Warrants issued to it to various persons and entities in consideration for services rendered in connection with the transactions contemplated by the securities purchase.

     C. Cooney and J. Cooney did not acquire or dispose of any securities of the Issuer and are only being reported in this Amendment for their beneficial ownership in Rosemary Street's interest.

Item 4. Purpose of Transactions

     Rosemary Street disposed of the securities specified in Item 5(c) of this Amendment in consideration for services rendered in connection with the transactions contemplated by the securities purchase described in Item 3 above. The Reporting Persons may undertake one or more of the actions set forth below.

     (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. Rosemary Street owns 904,971 shares of Series A Preferred Stock. The Series A Preferred Stock is convertible at the holder's option, at any time prior to October 15, 2001, into two shares of Common Stock. On October 15, 2001, any shares of Series A Preferred Stock that remain outstanding will automatically be converted. Rosemary Street also owns Warrants, exercisable until June 19, 2005, to purchase up to 1,613,810 shares of the Issuer's Common Stock at an exercise price of $3.40 per share and an option ("Option"), exercisable until September 17, 2000, to purchase an additional 1,625,260 shares of the Issuer's Common Stock for an aggregate purchase price of $4,000,000.

     The Issuer currently owns 17,454 shares of common stock of Yahoo! Inc. ("Yahoo Shares"). Pursuant to the Purchase Agreement, if the average daily

CUSIP No.  690337 10 0                               Page 7 of 10 Pages
---------------------------                       -----------------------------

closing bid price of the common stock of Yahoo! Inc. listed on Nasdaq for the 20 trading days commencing on the first day that the Issuer can sell the Yahoo Shares free of the Issuer's "lock-up" agreement with Yahoo! Inc. is $110 or less, then the Issuer will issue to Rosemary Street 650,729 shares of Common Stock and 115,527 shares of Series A Preferred Stock at no additional cost to Rosemary Street.

     Other than the rights described above, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time.

     (b) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

     (c) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to engage in a private offering of its securities for the purpose of raising additional working capital.

     (d) In connection with the purchase by Rosemary Street of the shares of Common Stock, Series A Preferred Stock, Warrants and Option reported on in this Amendment as owned by it, Rosemary Street, C. Cooney and J. Cooney entered into an Securities Purchase Agreement, dated May 3, 2000, with the Issuer pursuant to which three individuals serving as its directors resigned, the Issuer's board of directors was increased from seven members to nine members, and five individuals were appointed to fill the vacancies created by the resignations and the expansion of the board. C. Cooney and J. Cooney were among the five individuals that were appointed to fill the vacancies on the Issuer's board. In addition, on the same date, Rosemary Street, C. Cooney and J. Cooney entered into a voting agreement with the Issuer, Ellen Dinerman Little, Robert B. Little (together with Ellen Little, referred to as the "Littles") and MRCo., Inc. The voting agreement provides that: (i) so long as Robert Little is employed as President of the Issuer or the Littles own no less than 5% of the Issuer's issued and outstanding voting securities, Rosemary Street will nominate and vote for Mr. Little to serve as a member of the Issuer's board of directors; (ii) so long as
C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for C. Cooney and J. Cooney to serve as members of the Issuer's board of directors; and (iii) so long as MRCo. owns no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the Issuer's board of directors. The voting agreement

CUSIP No.  690337 10 0                               Page 8 of 10 Pages
----------------------------                      -----------------------------

further provides that if the size of the Issuer's board of directors is increased from nine members to eleven members prior to June 20, 2002, Rosemary Street has the right to nominate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Littles have agreed to vote all of their voting securities of the Issuer for the election of Rosemary Street's two nominees in this situation.

     Except as discussed above, the Reporting Persons do not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) - (b) Rosemary Street is the beneficial owner of 10,146,425 shares of Common Stock of the Issuer. This amount includes 5,097,413 shares of Common Stock, 1,809,942 shares of Common Stock issuable upon conversion of 904,971 shares of Series A Preferred Stock, 1,613,810 shares of Common Stock issuable upon exercise of the Warrants and 1,625,260 shares of Common Stock issuable upon exercise of the Option. Rosemary Street has sole voting and dispositive power over such shares. Rosemary Street beneficially owns 68.3% of the Issuer's outstanding shares of Common Stock.

     C. Cooney does not directly own any shares of Common Stock of the Issuer.
C. Cooney has shared voting and dispositive power over 10,146,425 shares of Common Stock because he is one of the two designated managers and one of the two officers of Rosemary Street. Therefore, C. Cooney beneficially owns 68.3% of the Issuer's outstanding shares of Common Stock. As an officer and director of the Issuer, C. Cooney in the future may be issued options to purchase additional shares of Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan.

     J. Cooney does not directly own any shares of Common Stock of the Issuer.
J. Cooney has shared voting and dispositive power over 10,146,625 shares of Common Stock because he is one of the two designated managers and one of the two officers of Rosemary Street. Therefore, J. Cooney beneficially owns 68.3% of the Issuer's outstanding shares of Common Stock. As an officer and director of the

CUSIP No.  690337 10 0                                  Page 9 of 10 Pages
---------------------------                            ------------------------

Issuer, J. Cooney in the future may be issued options to purchase additional shares of Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan.

     (c) On June 20, 2000, Rosemary Street transferred an aggregate of 700,000 Warrants issued to it to various persons and entities in consideration for services rendered in connection with transactions contemplated by the securities purchase. No other transactions were effected during the past 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        No Change.

Item 7. Material to be Filed as Exhibits

        No Change.

CUSIP No.  690337 10 0                               Page 10 of 10 Pages
---------------------------                       -----------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2000


                                          ROSEMARY STREET PRODUCTIONS, LLC


                                          By: /s/ Christopher J. Cooney
                                             --------------------------
                                             Name:   Christopher J. Cooney
                                             Title:  President


                                             /s/ Christopher J. Cooney
                                             -----------------------------
                                             Christopher J. Cooney

                                             /s/ Jeffrey Cooney
                                             -----------------------------
                                             Jeffrey Cooney